Filed by Platinum Eagle Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Platinum Eagle Acquisition Corp.

Commission File No. 001-38343

In connection with the previously announced business combination among Platinum Eagle Acquisition Corp. (the “Company”), Target Logistics Management, LLC (“Target Lodging”) and RL Signor Holdings, LLC (“Signor Lodging”) and the related transactions (the “Business Combination”), Arrow Bidco, LLC, a Delaware limited liability company (“Arrow Bidco”), will offer (the “Offering”) $340 million in aggregate principal amount of senior secured notes due 2024 (the “Notes”). The proceeds from the Offering will be used, together with funds from other sources, to: (i) fund the Business Combination, (ii) prepay certain existing third-party and intercompany indebtedness, (iii) pay fees and expenses incurred in connection with the Business Combination and (iv) provide cash for the combined company’s balance sheet. After giving effect to the Business Combination, Arrow Bidco will be the direct parent of Target Lodging and Signor Lodging and an indirect, wholly-owned subsidiary of the Company. The Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption therefrom.

In connection with the proposed Offering, Arrow Bidco intends to disclose certain information to prospective investors, which updates prior disclosures of the Company (the “Information”). A copy of such Information is below.

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company filed a registration statement on Form S-4 (File No. 333-228363) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus, that is both the proxy statement to holders of the Company’s ordinary shares in connection with the Company’s solicitation of proxies for the vote by the Company’s shareholders with respect to the Business Combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of certain of the securities to be issued in the Business Combination. The Registration Statement was declared effective by the SEC on February 14, 2019, and the Company mailed the definitive proxy statement/prospectus and other relevant documents to its shareholders of record as of January 17, 2019. The Company’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus as it contains important information about Target Lodging, Signor Lodging, the Company and the Business Combination. Shareholders may obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s web site at www.sec.gov, or by directing a request to: Platinum Eagle Acquisition Corp., 2121 Avenue of the Stars, Suite 2300, Los Angeles, California, Attention: Eli Baker, President, Chief Financial Officer and Secretary, (310) 209-7280.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the definitive proxy statement/prospectus, which was filed on February 19, 2019 and is available free of charge from the sources indicated above.

Target Lodging and Signor Lodging and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination are included in the definitive proxy statement/prospectus.

Cautionary Notice Regarding Forward Looking Statements

This filing contains statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward-looking statements,” particularly those statements concerning expectations regarding the use of proceeds from the offering. A number of risks and uncertainties could cause the Company, Target and Signor’s actual results to differ materially from current projections, forecasts, estimates and expectations relating to the Company, Target, Signor and the Business Combination. Any or all of these forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, many of which are beyond the Company’s, Target’s and Signor’s control.

Disclaimer

This filing shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Excerpt from “Summary—Our Company”

Our specialty rental services, which include accommodations and ancillary services such as housekeeping and security, comprised 64% of our combined pro forma revenue for the year ended December 31, 2018. Our catering and other offerings provided the remaining 36% of combined pro forma revenue for the year ended December 31, 2018. For the year ended December 31, 2018, we generated combined pro forma revenues of $301.8 million. Our combined pro forma Adjusted EBITDA and combined pro forma Run-Rate Adjusted EBITDA for the year ended December 31, 2018 were $149.6 million and $174.2 million, respectively.

(1)	“Other” operations consist primarily of revenue from the construction phase of the contract with TransCanada Pipelines as well as specialty rental and vertically integrated hospitality services revenue from customers in the oil and gas industry located outside of the Permian and Bakken Basins.

(1)	Midstream pipeline lodges are customer-owned but operated by Target Hospitality and are excluded from our total lodge count.

History and Development

Target Hospitality’s legacy businesses of Signor and Target have grown and developed since they were created. The chart below sets out certain key milestones for each business.

1978 - 2010	2010-Present

•     1978: Target Logistics was founded

•     1990: Signor Farm and Ranch Real Estate was founded

•     Target awarded contracts for logistics services for Olympics in 1984 (Sarajevo), 1992 (Barcelona), 1996 (Atlanta), 2000 (Sydney), 2002 (Salt Lake City), 2004 (Athens), 2006 (Turin) and 2010 (Vancouver)

•     The Vancouver project consisted of a 1,600 bed facility, a portion of which was subsequently transferred to North Dakota and remains in use today

•     2005: Target operated 1,100-bed cruise ship anchored in the Gulf of Mexico to support relief efforts during aftermath of Hurricane Katrina

•      In addition, built and managed 700-person modular camp in New Orleans with running water, electricity and on-site kitchen services

•     2007: Target hired by Freeport-McMoRan to build and operate 425-bed facility in Morenci, AZ in support of copper mining operations (re-opening 10/2012)

•     2008: Target provided catering/food services for 600 personnel in support of relief operations in aftermath of Hurricane Ike

•     2009: Target provided housing and logistics services for 1,500 workers during a refurbishment of a refinery in St. Croix

•     2009: Signor Lodging was formed

•     2010: Target opened Williston Lodge, Muddy River, Tioga and Stanley Cabins in western North Dakota

•     2011: Target expanded capacity in Williston, Stanley and Tioga with long-term customers Halliburton, Hess, ONEOK, Schlumberger, Superior Well Service, Key Energy Services and others

•     2011: Signor Lodge opened in Midland, TX (84 rooms)

•     2011: Signor Barnhart Lodge opened in Barnhart, TX (160 beds)

•     2012: Target developed additional North Dakota facilities in Dunn County (Q1), Judson Lodge(Q3), Williams County (Q3) and Watford City (Q4)

•     2012: Target expanded service into Texas with the opening of Pecos Lodge (90 beds) (Permian basin) in Q4

•     2013: Target awarded TCPL Keystone KXL pipeline project to house and feed over 6,000 workers

•     2013: Algeco Scotsman acquired Target Logistics in Q1

•     2014: Target awarded lodge contract for new 200-bed community in the Permian

•     2014: Target awarded contract and built 2,400-bed STRFC for-U.S. federal government

•     2015: Target opened new community in Mentone, TX (Permian basin) in Q4 for Anadarko Petroleum Company

•     2016: Signor expanded Midland Lodge several phased expansions 1,000 beds

•     2016: Signor Kermit Lodge opened with 84 rooms

•     2017: Signor opened Oria Lodge with 208 rooms

• 2017: Target expanded Permian network with the expansion of both Wolf Lodge and Pecos Lodge (Permian basin) in Q2

• 2017: Target expanded presence in New Mexico (Permian basin) and West Texas with the acquisition of 1,000-room Iron Horse Ranch in Q3

• 2017: Signor opened El Reno Lodge with 345 rooms

• 2017: Target expanded Permian presence with 280-room Blackgold Lodge in Q3

• 2018: Target Logistics rebranded as Target Lodging in March 2018

• 2018: Target opened new 600-room community in Mentone-Permian basin

• 2018: Target added approximately 1,600 rooms across Permian basin network

• 2018: Target expanded community network in Permian and Anadarko basins through Acquisition of Signor, adding 7 locations and approximately 4,500 beds to the network

• 2019: Target announced new 400-bed community in the Permian basin

Excerpt from “Summary—Business Strengths & Strategies—Strengths”

•	Market Leader in Strategically Located Geographies. We are the nation’s largest provider of turnkey specialty rental units with premium catering and hospitality services including 20 strategically located communities with approximately 12,000 beds primarily in the highest demand regions of the Permian and Bakken. Utilizing our large network of communities with the most bed capacity, particularly within the Permian and Bakken, we believe we are the only provider with the scale and regional density to serve all of our customers’ needs in these key basins. Additionally, our network and relocatable facility assets allow us to transfer the rental fleet to locations that meet our customer service needs. We leverage our scale and experience to deliver a comprehensive service offering of vertically integrated accommodations and hospitality services. Our complete end-to-end accommodations solution, including our premium amenities and experience, provides our customers with a compelling and unmatched value proposition.

(1)	Midstream pipeline lodges are customer-owned but operated by Target Hospitality and are excluded from our total lodge count.

•	Long-Standing Relationships with Diversified Blue-Chip Customers. We have long standing relationships with our diversified base of over 300 customers, which includes some of the largest blue-chip, investment grade oil and gas and integrated energy infrastructure companies in the U.S. We serve the full energy value chain, with customers spanning across the upstream, midstream, downstream and service sectors. We believe we have also established strong relationships in our U.S. government end market with our contract partner and the federal agency we serve. We initially won this large government contract in 2014 based upon our differentiated ability to develop and open the large facility on an accelerated timeline. This contract has already been renewed and extended once, demonstrating our successful execution and customer satisfaction. The relationships we have established over the past decade have been built on trust and credibility given our track record of performance and delivering value to our customers by providing a broad range of hospitality service offerings within a community atmosphere. Target’s customers’ desire and willingness to enter into multi-year “take-or-pay” contracts, and to renew them at a historical rate greater than 90%, demonstrates the strength of these long-standing relationships.

•	Multi-year Contracts and Exclusivity Produce Highly Visible, Recurring Revenue. The vast majority of our revenues are generated under multi-year contracts. Of those contracts, 93% contain take-or-pay clauses, pursuant to which our revenue generation is guaranteed regardless of utilization levels. Further, 95% of these take-or-pay contracts contain exclusivity provisions under which our customers agree to exclusively use our communities for all of their needs within the geographies we serve. Of our contracts that are not take-or-pay, approximately 83% have exclusivity. The weighted average term of our contracts is approximately 42 months and Target has maintained a contract renewal rate of at least 90% over the last six years. Many of our customers secure minimum capacity commitments with us to ensure sufficient accommodations and hospitality services are in place to properly care for their large workforces. Our multi-year take-or-pay customer agreements provide us with contracted recurring revenue and high visibility to future financial performance.

•	Proven Performance and Resiliency Through the Cycle. Our business model is well insulated from economic and commodity cycles, as evidenced by our ability to increase revenue and EBITDA despite a significant and prolonged decline in oil and related commodity prices in recent years. In addition, in the fourth quarter of 2018, we secured contract renewals and extensions with four large oil and gas customers despite a greater than 35% decline in the spot price of oil (WTI) during the period. See “Summary—Recent Developments.” Our multi-year, take-or-pay contracts with blue-chip customers support stable performance through commodity and economic cycles. Further, we are able to efficiently move our rental assets and redeploy them, as warranted by customer demand. Our prior planning and strategic focus on the Permian further supports consistent performance as the region’s oil production continues to grow. The Permian is one of the largest basins in the world with high levels of sustained production expected to continue, further supported by the structural decline in breakeven prices in the region.

(1)	Based on utilization rates for Target’s Permian lodges only.

(2)	Breakeven prices represent average annual half-cycle breakevens for the Permian Basin.

(3)	Adjusted EBITDA is a non-GAAP measure. For additional information and a reconciliation to the most comparable GAAP measure, see “Summary Historical and Combined Pro Forma Financial Information—Non-GAAP Financial Measures” elsewhere in this offering circular.

•	Long-lived Assets Requiring Minimal Maintenance Capital Expenditures. Our long-lived specialty rental assets support robust cash flow generation. Our rental assets have an average life in excess of 20 years, and we typically recover our initial investment within the first contract, with a payback period of less than three years. We incur minimal maintenance capital expenditures, as cleaning and routine maintenance costs are included in day-to-day operating costs and recovered through the average daily rates that we charge our customers. This continual care of our assets supports extended asset lives and the ongoing ability to operate with only nominal maintenance capital expenditures. The investment profile of our rental assets underpins our industry leading unit economics, including internal rates of return on our fleet investments in excess of 35% based illustratively on a 500 bed community, requiring $25 million of total capital expenditures, an average daily rate of $95 per room per night and cost of goods sold of $35 per room per night. Our contract discipline underpins our investment decision making and spending on any new growth investments. We do not invest capital unless we can meet our internal returns thresholds. Due to the high revenue visibility from long-term contracts, we are poised to generate robust and stable cash flows driven by historical strategic growth investments and minimal future maintenance capital expenditure requirements.

Excerpt from “Summary—Sources and Uses of Funds”

Sources and Uses of Funds

The following table summarizes the sources and uses for funding the Business Combination, assuming the maximum number of shares of Platinum Eagle permitted to be redeemed under the Merger Agreements are redeemed. Where actual amounts are not known or knowable, the figures below represent our good faith estimate of such amounts.

(Dollars in thousands) Sources		Uses
Borrowings under the New ABL Facility(1)	$37,000	Purchase of Target Parent(6)	$820,000
Notes offered hereby(2)	$340,000
Equity Investment	$80,000	Purchase of Signor	$491,000
Trust Account(3)	$145,000
Equity issued to Algeco Seller(4)	$258,000	Fees and expenses	$40,000
Equity issued to Arrow Seller(5)	$491,000
Total sources	$1,351,000	Total uses	$1,351,000

(1)	Upon the closing of the Business Combination, Arrow BidCo will enter into a $125 million senior secured asset-based revolving credit facility (the “New ABL Facility”). See “Description of Material Indebtedness” for a description of the New ABL Facility.

(2)	Represents the aggregate principal amount of the Notes offered hereby. See “Description of Notes” for a summary of the terms of the Notes.

(3)	Assumes the maximum number of shares of Platinum Eagle permitted to be redeemed under the Merger Agreements are redeemed in connection with the Business Combination.

(4)	Consists of 25,800,000 shares of Common Stock valued at $10.00 per share issued to the Algeco Seller as consideration pursuant to the Target Merger Agreement.

(5)	Consists of 49,100,000 shares of Common Stock valued at $10.00 per share issued to the Arrow Seller as consideration pursuant to the Signor Merger Agreement.

(6)	Includes 25,800,000 shares of Common Stock and $562,000,000 of cash. Pursuant to the Target Merger Agreement, the number of shares of Common Stock being issued to the Algeco Seller has been adjusted to give effect to the expected receipt of $80 million in proceeds from the Equity Investment.

Excerpt from “Summary—Recent Developments”

On January 31, 2019, Target announced renewed and expanded contracts with four major oilfield services companies that were signed in November 2018 and December 2018. The contract renewals extend the duration as well as the scope of services of the existing contracts. All four contracts include Target’s full suite of specialty rental accommodations and culinary and site management services, including the conversion of two existing Signor contracts into Target turnkey offering contracts. Each contract adds a minimum of two years to the original terms. The extended contracts call for additional room commitments across Target’s existing Permian Basin lodging network. The expanded contracts are expected to contribute incremental revenue of approximately $45 million over the life of the contracts. With the renewals, the weighted average length of these four contracts is 3 years.

On February 26, 2019, Target announced the construction of a new 400-bed community in Carlsbad, New Mexico, located in the Delaware Basin, a high-growth region within the Permian Basin, underpinned by customer contracts consistent with our capital deployment discipline. This will be Target’s third location in New Mexico and further expands Target’s network of communities to 16 across the Permian Basin. This community is expected to be operational in the second half of 2019 and to result in an additional contribution to our anticipated results for fiscal year 2019.

Excerpts from “Summary—The Offering”

On a pro forma basis after giving effect to the Transactions and the use of proceeds therefrom as described under “Use of Proceeds,” at December 31, 2018, Arrow BidCo and the guarantors of the New ABL Facility (the “New ABL Guarantors”) would have had $88 million of additional New ABL Facility availability and $377 million of indebtedness outstanding.

In addition, after giving effect to the Transactions and the use of proceeds therefrom as described under “Use of Proceeds,” the Issuer’s subsidiaries that are not guarantors of the Notes, would have accounted for approximately $0.9 million, or 0.3% of our total pro forma revenue, approximately ($0.7) million or (0.5%) of our total pro forma Adjusted EBITDA, approximately $0.2 million, or 0%, of our consolidated assets and approximately $0.1 million, or 0.0%, of our consolidated liabilities (excluding intercompany assets and liabilities), in each case, as of December 31, 2018.

Excerpt from “Summary—Summary Historical and Combined Pro Forma Condensed Financial Information”

SUMMARY HISTORICAL AND COMBINED PRO FORMA FINANCIAL INFORMATION

The following tables set forth certain summary historical and combined pro forma financial information as of and for the periods indicated. We derived the historical financial information for the years ended December 31, 2018 and 2017 from the audited combined financial statements and related notes thereto of Target Parent and Signor Parent included elsewhere in this offering circular. We derived the historical financial information for the period from January 1, 2018 to September 6, 2018 from the unaudited interim consolidated financial statements of RL Signor Holdings, LLC (“Signor”) as presented in the financial statements and related notes thereto included elsewhere in this offering circular.

The summary combined pro forma financial information presented below has been calculated based on the historical financial information described above appearing elsewhere in this offering circular and the accompanying notes thereto. See “Basis of Presentation—Combined Pro Forma Financial Information.”

The combined pro forma financial information is presented for informational purposes only, is based on currently available information and is not necessarily indicative of Target Parent’s, Signor Parent’s, or Signor’s financial position or results of operations separately, nor is it necessarily indicative of our future results.

The historical and combined pro forma financial information set forth below should be read in conjunction with the audited financial statements and related notes thereto included elsewhere in this offering circular for Target Parent and Signor Parent (combined), the unaudited interim consolidated financial statements and related notes thereto included elsewhere in this offering circular for Signor, the “Unaudited Pro Forma Condensed Consolidated Financial Information,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for each entity, each of which is included elsewhere in this offering circular.

	Target Parent and Signor Parent Combined	Signor Consolidated (Historical)	Combined
	(Historical)	Period from	Pro forma
	Years Ended December 31,	January 1, to September 6,	Year Ended December 31,
Combined Pro forma Statement of Comprehensive Income	2018	2018	2018
(in thousands, except per unit data)
Revenue:
Services income	$186,865	$61,242	$248,107
Specialty rental income	53,735	—	53,735
Total revenue	240,600	61,242	301,842
Costs:
Services	93,064	26,675	119,739
Specialty rental	10,372	—	10,372
Depreciation of specialty rental assets	31,610	4,022	35,632
Loss on impairment(1)	15,320	—	15,320
Gross Profit	90,234	30,545	120,779
Selling, general and administrative expense	41,340	3,360	44,700
Other depreciation and amortization	7,518	—	7,518
Restructuring costs(2)	8,593	—	8,593
Currency (gain) loss, net	149	—	149
Other income, net(3)	(8,275)	—	(8,275)
Operating income	40,909	27,185	68,094
Interest expense (income), net	24,198	268	24,466
Income before income tax	16,711	26,917	43,628
Income tax expense	11,755	—	11,755
Net income	4,956	26,917	31,873
Other comprehensive loss
Foreign currency translation	(841)	—	(841)
Comprehensive income	$4,115	$26,917	$31,032
Summary Balance Sheet Data (at period end):
Cash and Cash Equivalents	$12,194	$15,279	$12,194
Specialty rental assets, net	$293,559	$56,432	$293,559
Total assets	$565,032	$108,821	$565,032
Total debt(4)	$23,010	$3,836	$23,010
Total liabilities	$216,041	$13,895	$216,041
Statements of cash flows data:
Net cash provided by (used in):
Operating activities	$26,203	$33,283	$59,486
Investing activities	$(220,917)	$(19,078)	$(239,995)
Financing activities	$194,553	$(973)	$193,580
Other Operating Data:
Average daily rate(5)	$85.43	$69.66	$90.27
Average available beds(6)	8,324	4,096	11,127
Utilization(7)	84%	81%	83%
Other financial data:
EBITDA(8)	$80,037	$31,207	$111,244
Adjusted EBITDA(8)	$116,813	$32,810	$149,623
Adjusted EBITDA Before Run-Rate(9)			$151,213
Run-Rate Adjusted EBITDA(9)			$174,171
Adjusted Free Cash Flows(10)	$93,571	$32,997	$126,568
Capital expenditures for specialty rental assets(11)	$81,010	$16,086	$97,096
Depreciation and Amortization	$39,128	$4,022	$43,150

(1)	Represents non-cash asset impairment charges recognized in connection with our asset impairment test. The 2018 charge is associated with asset groups primarily located in Canada (“All Other” category of our segments) and the Bakken Basin segment.

(2)	Represents restructuring costs related primarily to employee termination costs. See Note 14 to our audited combined financial statements.

(3)	Represents recharged costs from Target Parent to affiliate groups and gains associated with the receipt of casualty insurance proceeds.

(4)	Total debt as presented for all periods excludes notes due to affiliates, which will be repaid or otherwise settled as part of the Business Combination.

(5)	Average daily rate is calculated based on specialty rental income and services income received over the period indicated, excluding TCPL construction revenue included in services income divided by utilized bed nights.

(6)	Average available beds is calculated as the sum of the number of available beds over the period indicated divided by the number of days in the period.

(7)	Utilization is calculated based on utilized beds divided by total average available beds.

(8)	The following tables present the non-GAAP financial measures of EBITDA and Adjusted EBITDA, which we use in evaluating the performance of our business. For a definition of EBITDA and Adjusted EBITDA and a reconciliation to our most directly comparable financial measures calculated and presented in accordance with GAAP, please read “Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

EBITDA represents net income plus interest expense (income), income tax expense, and depreciation and amortization.

Adjusted EBITDA reflects the following further adjustments to EBITDA to exclude certain non-cash items and the effect of what management considers transactions or events not related to its core business operations:

a.	Loss on impairment: Target Parent wrote down several non-strategic underperforming assets located primarily in Canada and the Bakken Basin. We view impairment charges as accelerated depreciation, and depreciation is excluded from EBITDA.

b.	Currency (gain) loss, net: Target Parent incurred currency gains and losses on assets and liabilities denominated in foreign currencies other than the functional currency. Substantially all such currency (gains) losses are unrealized and non-cash.

c.	Restructuring costs: Target Parent incurred nonroutine costs associated with restructuring plans designed to streamline operations and reduce costs.

d.	Transaction expenses: Target Parent incurred nonroutine transaction costs associated with the offering.

e.	Acquisition-related expenses: Signor Parent and Signor incurred nonroutine transaction costs associated with the acquisition of Signor.

f.	Non-routine bad debt expense: Historical bad debt expense was adjusted related to the historical Signor accounts receivable prior to the acquisition on September 7, 2018.

g.	Other expense (income), net: Target parent recognized a gain on insurance proceeds received from a flood at one property located in North Dakota, gains related to the sale of assets in 2017, and income associated with recharged costs from Target Parent to affiliate groups.

h.	Holdings selling, general and administrative costs: Target Parent incurred nonrecurring costs in the form of legal and professional fees as well as transaction bonus amounts, primarily associated with a restructuring transaction in 2017.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider such measures either in isolation or as a substitute for net income, cash flow from operations or other methods of analyzing our results as reported under GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

•	EBITDA and Adjusted EBITDA do not reflect our tax expense or the cash requirements to pay our taxes;

•	EBITDA and Adjusted EBITDA do not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect the impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations;

•	Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

•	EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations.

The following tables provide an unaudited reconciliation of Net Income to EBITDA and Adjusted EBITDA on a historical and a combined pro forma basis:

	Target Parent and Signor Parent		Signor Consolidated (Historical)	Combined
	(Historical)		Period from	Pro forma
	Years Ended December 31,		January 1, to September 6,	Year Ended December 31,
	2018	2017	2018	2018
(in thousands)
Net Income	$4,956	$981	$26,917	$31,873
Interest expense (income), net	24,198	(5,107)	268	24,466
Income tax expense	11,755	25,584	—	11,755
Other depreciation and amortization	7,518	5,681	—	7,518
Depreciation of specialty rental assets	31,610	24,464	4,022	35,632
EBITDA	$80,037	$51,603	$31,207	$111,244
Loss on impairment	15,320	—	—	15,320
Currency (gain) loss, net	149	(91)	—	149
Restructuring costs	8,593	2,180	—	8,593
Transaction expenses	8,400	—	—	8,400
Acquisition-related expenses	5,211	—	411	5,622
Non-routine bad debt expense	—	—	1,192	1,192
Other expense (income), net	(8,275)	(519)	—	(8,275)
Holdings selling, general and administrative costs	7,378	8,771	—	7,378
Adjusted EBITDA	$116,813	$61,944	$32,810	$149,623

	Target Parent (Historical)	Signor Consolidated (Historical)	Combined Pro Forma
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2017	2017	2017
(in thousands)
Net Income	$981	$14,552	$15,533
Interest expense (income), net	(5,107)	132	(4,975)
Income tax expense	25,584	—	25,584
Other depreciation and amortization	5,681	—	5,681
Depreciation of specialty rental assets	24,464	3,279	27,743
EBITDA	$51,603	$17,963	$69,566
Currency (gain) loss, net	(91)	—	(91)
Restructuring costs	2,180	—	2,180
Other expense (income), net	(519)	9	(510)
Holdings selling, general and administrative costs	8,771	—	8,771
Adjusted EBITDA	$61,944	$17,972	$79,916

	Target Parent (Historical)	Signor Consolidated (Historical)	Combined Pro Forma
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2016	2016	2016
(in thousands)
Net Income	$26,909	$3,103	$30,012
Interest expense (income), net	(3,512)	128	(3,384)
Income tax expense	17,310	—	17,310
Other depreciation and amortization	5,029	—	5,029
Depreciation of specialty rental assets	36,300	1,971	38,271
EBITDA	$82,036	$5,202	$87,238
Other expense (income), net	(392)	(1,478)	(1,870)
Adjusted EBITDA	$81,644	$3,724	$85,368

(9)	Adjusted EBITDA Before Run-Rate and Run-Rate Adjusted EBITDA are non-GAAP financial measures, which adjust for certain additional items as more fully described below. The following table provides an unaudited reconciliation of Net Income to Adjusted EBITDA before Run-Rate to Run-Rate Adjusted EBITDA on a historical and a combined pro forma basis:

	Target Parent and Signor Parent		Signor Consolidated (Historical)	Combined
	Combined (Historical)		Period from	Pro Forma
	Years Ended December 31,		January 1, to September 6,	Year Ended December 31,
	2018	2017	2018	2018
(in thousands)
Net Income	$4,956	$981	$26,917	$31,873
Interest expense (income), net	24,198	(5,107)	268	24,466
Income tax expense	11,755	25,584	—	11,755
Other depreciation and amortization	7,518	5,681	—	7,518
Depreciation of specialty rental assets	31,610	24,464	4,022	35,632
EBITDA	$80,037	$51,603	$31,207	$111,244
Loss on impairment	15,320	—	—	15,320
Currency (gain) loss, net	149	(91)	—	149

	Target Parent and Signor Parent		Signor Consolidated (Historical)	Combined
	Combined (Historical)		Period from	Pro Forma
	Years Ended December 31,		January 1, to September 6,	Year Ended December 31,
	2018	2017	2018	2018
Restructuring costs	8,593	2,180	—	8,593
Transaction expenses	8,400	—	—	8,400
Acquisition-related expenses	5,211	—	411	5,622
Non-routine bad debt expense	—	—	1,192	1,192
Other expense (income), net	(8,275)	(519)	—	(8,275)
Holdings selling, general and administrative costs	7,378	8,771	—	7,378
Adjusted EBITDA	$116,813	$61,944	$32,810	$149,623
Other non-routine items				1,590
Adjusted EBITDA before Run-Rate				$151,213
Utilization increases				13,237
Contract revenue increases				4,682
Average daily rate increases				7,317
Cost of services adjustments				2,722
Selling, general and administrative expenses adjustments				(700)
Other adjustments				(4,300)
Run-Rate Adjusted EBITDA				$174,171

Adjusted EBITDA Before Run-Rate reflects the following further adjustments to Adjusted EBITDA:

a.	Other non-routine items: These costs are primarily comprised of Target Parent corporate cost allocations, non-routine marketing costs, non-routine recruiting fees, and non-routine legal expense, which are not expected to be our on-going costs.

Run-Rate Adjusted EBITDA reflects the following further adjustments to Adjusted EBITDA Before Run-Rate:

b.	Utilization increases: Reflects full year impact of number of utilized beds in December of 2018, which was approximately 18% higher than the fiscal year 2018 average. Lodging facilities contributing to the increase include Skillman, Carlsbad, Pecos, Odessa West and Odessa East.

c.	Contract increases: In the fourth quater of 2018, management renegotiated certain contracts to reflect current market demand as well as increasing the proportion of Signor customers contracted with us at higher rates with positive impact driven by three customers.

d.	Average daily rate increases: Reflects camp extensions or new builds in progress and not fully completed as of December 2018, but which have since been opened or capacity contracted as of February of 2019, which includes Odessa West 2 and Mentone.

e.	Cost of services adjustments: Target has brought Signor’s catering services in-house, which is expected to be approximately 20% cheaper than their prior arrangement (arrangement ended in January 2019).

f.	Selling, general and administrative adjustments: Reflects $1.9 million in SG&A savings, offset by the cost for the increase in headcount (approximately 10 additional heads) as well as increase in commissions, commensurate with higher revenues of the business.

g.	Other adjustments: Includes adjustment for CoreCivic rent savings offset by public company costs, new headcount, board costs, audit, ratings agency and banking and legal costs.

(10)	We define Adjusted Free Cash Flows as Adjusted EBITDA plus increases in deferred revenue and customer deposits, less decreases in deferred revenue and customer deposits, less maintenance capital expenditures for specialty rental assets.

Adjusted Free Cash Flows is a Non-GAAP financial measurement and is not intended to replace net cash provided by operating activities, the most directly comparable financial measure in accordance with GAAP. We present Adjusted Free Cash Flows because we believe it provides useful information regarding our liquidity and ability to meet our short-term obligations. Adjusted Free Cash Flows indicates the amount of cash available after maintenance capital expenditures for, among other things, investments in our existing business.

The following table provides an unaudited reconciliation of Adjusted EBITDA to Net cash flows from operating activities to Adjusted Free Cash Flows on a historical and combined pro forma basis:

	Target Parent and Signor Parent	Signor Consolidated (Historical)	Combined
	(Historical)	Period from	Pro forma
	Year Ended December 31,	January 1, to September 6,	Year Ended December 31,
	2018	2018	2018
(in thousands)
Adjusted EBITDA	$116,813	$32,810	$149,623
Interest payments	(23,076)	(271)	(23,347)
Transaction expenses	(8,400)	—	(8,400)
Acquisition-related expenses	(5,211)	(411)	(5,622)
Restructuring costs	(8,593)	—	(8,593)
Other (expense) income, net	8,275	—	8,275
Gain on involuntary conversion	(1,678)	—	(1,678)
Holdings selling, general and administrative costs	(7,378)	—	(7,378)
Working capital and other	(44,549)	1,155	(43,394)
Net cash provided by operating activities	$26,203	$33,283	$59,486
Interest payments	23,076	271	23,347
Transaction expenses	8,400	—	8,400
Acquisition-related expenses	5,211	411	5,622
Restructuring costs	8,593	—	8,593
Other expense (income), net	(8,275)	—	(8,275)
Gain on involuntary conversion	1,678	—	1,678
Holdings selling, general and administrative costs	7,378	—	7,378
Working capital and other	44,549	(1,155)	43,394
Deferred revenue and customer deposits	(20,531)	187	(20,344)
Maintenance capital expenditures for specialty rental assets	(2,711)	—	(2,711)
Adjusted Free Cash Flows	$93,571	$32,997	$126,568

	Target Parent (Historical)	Signor Consolidated (Historical)	Combined Pro forma
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2017	2017	2017
(in thousands)
Adjusted EBITDA	$61,944	$17,972	$79,916
Interest payments	(955)	(113)	(1,068)
Income taxes paid, net of refunds received	(620)	—	(620)
Restructuring costs	(2,180)	—	(2,180)
Other (expense) income, net	519	(9)	510
Holdings selling, general and administrative costs	(8,771)	—	(8,771)
Working capital and other	(9,163)	(4,476)	(13,639)
Net cash provided by operating activities	$40,774	$13,374	$54,148
Interest payments	955	113	1,068
Income taxes paid, net of refunds received	620	—	620
Restructuring costs	2,180	—	2,180
Other expense (income), net	(519)	9	(510)
Holdings selling, general and administrative costs	8,771	—	8,771
Working capital and other	9,163	4,476	13,639
Deferred revenue and customer deposits	(15,288)	181	(15,107)
Maintenance capital expenditures for specialty rental assets	(673)	(150)	(823)
Adjusted Free Cash Flows	$45,983	$18,003	$63,986

	Target Parent (Historical)	Signor Consolidated (Historical)	Combined Pro forma
	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2016	2016	2016
(in thousands)
Adjusted EBITDA	$81,644	$3,724	$85,368
Interest payments	(1,993)	(128)	(2,121)
Income taxes paid, net of refunds received	(530)	—	(530)
Other (expense) income, net	392	1,478	1,870
Working capital and other	(34,785)	(2,968)	(37,753)
Net cash provided by operating activities	$44,728	$2,106	$46,834
Interest payments	1,993	128	2,121
Income taxes paid, net of refunds received	530	—	530
Other expense (income), net	(392)	(1,478)	(1,870)
Working capital and other	34,785	2,968	37,753
Deferred revenue and customer deposits	(19,147)	—	(19,147)
Maintenance capital expenditures for specialty rental assets	(456)	(106)	(562)
Adjusted Free Cash Flows	$62,041	$3,618	$65,659

(11)	Capital expenditures for specialty rental assets represents capitalized additions to specialty rental assets during the periods presented on a historical and combined pro forma basis.

Excerpt from “Risk Factors—Due to the nature of the natural resources industry, our business may be adversely affected by periods of low oil, or natural gas prices or unsuccessful exploration results may decrease customers’ spending and therefore our results.”

For the year ended December 31, 2018, we recorded an impairment charge of $15.3 million in connection with certain of our asset groups located in Canada and the Bakken.

Excerpt from “Risk Factors—If we determine that our goodwill and intangible assets have become impaired, we may incur impairment charges, which would negatively impact our operating results”

As of December 31, 2018, on a pro forma basis, Target Hospitality had approximately $34.2 million and $127.4 million of goodwill and other intangible assets, net, respectively, in our statement of financial position, which would represent approximately 6.2% and 23.3% of total assets, respectively.

Excerpt from “Risk Factors—Our ability to use our net operating loss carryforwards and other tax attributes may be limited”

As of December 31, 2018, Target Parent and Signor Parent had U.S. net operating loss (“NOL”) carryforwards of approximately $98.5 million for U.S. federal and state income tax purposes, available to offset future taxable income, prior to consideration of annual limitations that may be imposed under Section 382 (“Section 382”) of the Internal Revenue Code of 1986, as amended (the “Code”). Approximately $1.3 million of these tax loss carryovers expire in 2038. The remaining $97.2 million of tax loss carryovers do not expire.

Excerpts from “Risk Factors—Our leverage may make it difficult for us to service our debt and operate our business”

As of December 31, 2018, on a pro forma basis after giving effect to the Business Combination and the other transactions contemplated hereby, Target Hospitality would have had $377 million of total indebtedness consisting primarily of $37 million of borrowings under the New ABL Facility and $340 million of the Notes offered hereby.

Excerpt from “Risk Factors—The Notes will effectively be subordinated to our and the New ABL Guarantors’ indebtedness under the New ABL Facility to the extent of the value of the collateral that secures the New ABL Facility and the liens securing the Notes and the related guarantees will be junior to the liens securing the New ABL Facility. The value of the collateral securing the Notes may not be sufficient to satisfy all of our obligations under the Notes.”

As of and for the year ended December 31, 2018, on a pro forma basis after giving effect to the Transactions, including entering into and borrowing under the New ABL Facility, the issuance of the guarantees by the New ABL Guarantors, the offering of the Notes and the issuance of the guarantees by the Note Guarantors and the assumed application of the estimated net proceeds therefrom,

•	we and the New ABL Guarantors would have had outstanding an aggregate of $37 million of indebtedness secured by a first priority lien outstanding and $88 million of borrowing capacity under the New ABL Facility, subject to, among other things, the maintenance of a sufficient borrowing base under the New ABL Facility;

•	we and the Note Guarantors would have had an aggregate of $340 million of Notes outstanding secured by a second priority lien; and

•	we would have had outstanding an aggregate of $2.5 million of indebtedness under capital leases and other financing obligations that do not constitute collateral securing the New ABL Facility or the Notes.

Excerpt from “Capitalization”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2018 on:

•	an actual basis (without giving effect to the Transactions); and

•	an as adjusted basis after giving the Transactions and the assumed application of the estimated net proceeds therefrom as described in the section entitled “Use of Proceeds”.

This table is presented and should be read in conjunction with the historical financial statements of Target Parent and Signor Parent (Combined), together with the related notes, included elsewhere in this offering circular.

	As of December 31, 2018
(unaudited)	Actual	As Adjusted
		(unaudited)
(in thousands)
Cash and Cash Equivalents(1)	$12,194	$5,000
Debt:
New ABL Facility(2)	$—	$37,000
Notes offered hereby(3)	—	340,000
Notes due to affiliate(4)	$108,047	$—
Existing credit facilities(5)	$23,010	—
Total debt	$131,057	$377,000
Total equity(6)	$348,991	$65,816
Total capitalization	$480,048	$442,816

(1)	Reflects the proceeds of $340 million from the Notes and $37 million under the New ABL Facility, offset by the financing costs of $11.7 million, payment of previously accrued underwriting costs of $11.4 million, payment to the Algeco seller of $562 million, and current payment of transaction costs at closing of $16.9 million.

(2)	Upon the closing of the Business Combination, we will enter into the New ABL Facility, which will consist of a senior secured asset-based revolving credit facility in the aggregate amount of $125 million. See “Description of Material Indebtedness” for a description of the New ABL Facility.

(3)	Reflects the aggregate principal amount of the Notes offered hereby. See “Description of Notes” for a summary of the terms of the Notes.

(4)	Reflects $108 million of notes due to an affiliate which will be extinguished in connection with the closing of the Business Combination.

(5)	Reflects the current amount of outstanding third party debt. Upon consummation of the Transactions, we will cease to have obligations under this indebtedness.

(6)	Reflects the contribution in connection with the Business Combination and the impact of the Equity Investment and the elimination of historical equity of the target company.

Excerpt from “Unaudited Pro Forma Condensed Consolidated Financial Information”

	Maximum Redemption
	Shares	%
Platinum Eagle Public Shareholders	14,264	14%
Platinum Eagle Founders and Harry Sloan	3,000	3%
Independent Directors	80	0%
Total Platinum Eagle	17,344	17%
Algeco Seller	25,800	26%
Arrow Seller	49,100	49%
Total TDR	74,900	75%
PIPE Investor(s)	8,000	8%
Total Shares at Closing [excluding shares held in escrow]	100,244	100%
Other—Escrow Shares	5,045
Total Shares at Closing [including shares held in escrow]	105,289

Excerpt from “Target Parent and Signor Parent’s Combined Management’s Discussion and Analysis of Financial Condition and Results of Operations—Segments”

Permian Basin

The Permian Basin segment reflects our facilities and operations in the Permian Basin region and includes our 14 communities located across Texas and New Mexico.

Bakken Basin

The Bakken Basin segment reflects our facilities and operations in the Bakken Basin region and includes our four communities in North Dakota.

Excerpt from “Business—Business Operations”

Target Hospitality operates its business in three key end markets: (i) government (“Government”), which includes the facilities, services and operations of its family residential center and the related support communities in Dilley, Texas (the “South Texas Family Residential Center”) provided under its lease and services agreement with CoreCivic; (ii) the Permian, which includes the facilities and operations in the Permian region and the 14 communities located across Texas, New Mexico and (iii) the Bakken, which includes facilities and operations in the Bakken basin region and four communities in North Dakota.

The map below shows the company’s primary community locations in the Permian and the Bakken (including the Company’s one location in the Anadarko).

(1)	Expected opening during the first half of 2019.

(2)	Expected opening during the second half of 2019.

(3)	Idled since November 2018.

The table below presents the Company’s lodges in the oil and gas end market.

Location	Company	Lodge Name	Location	Status	Number of Beds
Permian	Target	Odessa East	Odessa, TX	Own/Operate	280
Permian	Target	Odessa West	Odessa, TX	Own/Operate	805
Permian	Target	Mentone	Mentone, TX	Own/Operate	530
Permian	Target	Pecos South	Pecos, TX	Own/Operate	785
Permian	Target	Skillman	Mentone, TX	Own/Operate	600
Permian	Target	Carlsbad	Carlsbad, NM	Own/Operate	606
Permian	Target	Carlsbad Lodge West(1)	Carlsbad, NM	Own/Operate	400
Permian	Target	Orla North	Orla, TX	Operate Only	155
Permian	Target	Orla South	Orla, TX	Operate Only	240
Permian	Signor	Barnhart	Barnhart, TX	Own/Operate	192
Permian	Signor	FTSI(2)	Odessa, TX	Own/Operate	212
Permian	Signor	Jal	Jal, NM	Own/Operate	626
Permian	Signor	Kermit	Kermit, TX	Own/Operate	126
Permian	Signor	Midland	Midland, TX	Own/Operate	1,521
Permian	Signor	Delaware	Orla, TX	Own/Operate	465
Permian	Signor	Pecos North	Pecos, TX	Own/Operate	982

Location	Company	Lodge Name	Location	Status	Number of Beds
Bakken	Target	Dunn(3)	Dickinson, ND	Own/Operate	596
Bakken	Target	Stanley	Stanley, ND	Own/Operate	338
Bakken	Target	Watford	Watford City, ND	Own/Operate	334
Bakken	Target	Williams	Williston, ND	Own/Operate	300
Bakken	Target	Judson	Williston, ND	Own/Operate	105
Anadarko	Signor	El Reno	El Reno, OK	Own/Operate	458
Total Number of Beds (U.S. oil and gas only)					10,060(4)

(1)	Expected opening during the second half of 2019.

(2)	Expected opening during the first half of 2019.

(3)	Idled since November 2018.

(4)	Total bed count does not include Dunn.

Excerpt from “Business—Permian”

The Permian market is the most prolific shale basin in the U.S. with an estimated 140 billion barrels of oil equivalent (bboe) of recoverable oil while producing approximately 3.5 one million barrels of oil equivalent (mboe) per day. This century-old oil basin has attracted investment from large and small companies for many decades. However, it took years of vertical drilling and multi-stage fracking of vertical wells (and simultaneous development of horizontal drilling and fracking outside of the Permian) to learn enough about the stacked pay potential in order to drill it horizontally. The high level of vertical before 2014 evidences the recent realization of the Permian’s potential—due in large part to its scale and geologic complexity.

While understanding great potential in the Permian, Target entered the market in 2012, ahead of many of our competitors. We started in the Permian with an 80-bed community in Pecos, TX. As of December 31, 2018, Target has two locations and over 1,700 beds in the Pecos area of the Permian alone, which is located in the Delaware basin area. With 14 communities and approximately 7,913 beds across the Permian, we offer the largest network of turnkey specialty rental accommodations and hospitality services in the basin, with the next largest provider having 1,500 beds or less and only four locations.

The Permian segment generated 60% or $181.8 million of the company’s combined pro forma revenue for the year ended December 31, 2018.

The map below shows the company’s primary community locations in the Permian (including the Company’s one location in the Anadarko).

(1)	Expected opening during the first half of 2019.

Excerpt from “Business—Bakken”

In 2009, Target entered the Bakken market and built its first community in Williston, North Dakota for a large OFS company. The community was the first of its kind in the region and provided specialty rental and hospitality services for more than 150 remote rotational workers. As of December 31, 2018, Target Hospitality had four community locations and 1,077 rentable rooms serving the Bakken. We are the largest specialty rental and hospitality services provider in the region with approximately 60% of the market share with the next closest direct competitor having less than 10% of the market share.

The Bakken segment generated 9% or $25.8 million of the company’s combined pro forma revenue for the year ended December 31, 2018.

The map below shows the company’s primary community locations in the Bakken.

(1)	Idled since November 2018.

Excerpt from “Business—Customers and Competitors”

Target Hospitality’s principal customers include investment grade oil and gas companies, energy infrastructure companies, and U.S. government and government contractors. For the year ended December 31, 2018, on a pro forma basis, our largest customers were CoreCivic and Halliburton, who accounted for approximately 22% and 8% of our revenues, respectively.

For the year ended December 31, 2018, on a combined pro forma basis, our top five customers accounted for approximately 49% of our revenue.

Our primary competitors in the U.S. for our oil and gas segments are Cotton Logistics, Permian Lodging, Aries, and Civeo for temporary accommodations in the U.S. shale basins. For hospitality services and facilities management, our three primary competitors are: Sodexo, Aramark and Compass.

Excerpt from “Business—The Company’s Community and Services Contracts”

For the year ended December 31, 2018, revenue related to the Permian and Bakken regions represented 60% and 9% of our combined pro forma revenue, respectively, revenue related to our Government segment represented 22% of our combined pro forma revenue, and all other revenue represented less than 9% of our combined pro forma revenue.

Excerpt from “Business—Employees”

As of December 31, 2018, Target Hospitality had approximately 723 employees.